FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of December, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  T  Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No T

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

1.	an announcement on approval regarding the issue of bonds obtained from the China Securities Regulatory Commission; and

2.	an announcement on on-line roadshow relating to the issue of the corporate bonds;

each made by Huaneng Power International, Inc. (the “Registrant") on December 20, 2007.

Document 1

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

OVERSEAS REGULATORY ANNOUNCEMENT
APPROVAL REGARDING THE ISSUE OF BONDS OBTAINED FROM THE CHINA SECURITIES REGULATORY COMMISSION
This announcement is made by Huaneng Power International, Inc. (the “Company”) pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The relevant resolution regarding the Company’s issue within the PRC corporate bonds in an aggregate principal amount not exceeding RMB10 billion had been considered and approved in writing by the Company’s fifth session of the Board of Directors held on 23 August 2007, and was considered and approved at the 2007 Second Extraordinary General Meeting of the Company held on 9 October 2007. The major issuing plan of the first tranche of the Company’s corporate bonds (the “Bonds”, to be issued at an initial issuing amount RMB5 billion with an option of further issuance of an amount not more than RMB1 billion in accordance with market condition) was also considered and approved in writing on 9 October 2007 by the Company’s fifth session of the Board of Directors pursuant to an authorisation conferred to it by the 2007 Second Extraordinary General Meeting of the Company.

The Company’s application for issuing within the PRC corporate bonds in an aggregate principal amount not exceeding RMB10 billion and the issuing of the Bonds were also approved by The China Securities Regulatory Commission on 19 December 2007.

The Company shall publish a summary of the offering prospectus of the Bonds and the Issuing Announcement on the China Securities Journal, Shanghai Securities News and Securities Times on 20 December 2007. The full version of the offering prospectus of the Bonds and its summary, the Issuing Announcement, the Custodian Management Agreement of the Bonds and the Rules of Meeting for Bondholders will also be uploaded simultaneously on the Shanghai Stock Exchange’s website (http://www.sse.com.cn) and the Company’s website (http://www.hpi.com.cn).

By Order of the Board Huang Jian Company Secretary

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng
(Executive Director)
Huang Yongda
(Non-executive Director)
Na Xizhi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Qian Zhongwei
(Independent Non-executive Director)
Xia Donglin
(Independent Non-executive Director)
Liu Jipeng
(Independent Non-executive Director)
Wu Yusheng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)

Beijing, the PRC
20 December 2007

Document 2

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

OVERSEAS REGULATORY ANNOUNCEMENT
ANNOUNCEMENT REGARDING ON-LINE ROADSHOW
This announcement is made by Huaneng Power International, Inc. (the “Company”) pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company shall conduct an “On-line Roadshow relating to the Corporate Bonds (First Tranche) of Huaneng Power International, Inc. 2007” on the website Zhongzhengwan () (http://www.cs.com.cn) from 3:00 p.m. to 4:30 p.m. on 24 December 2007.

The relevant resolution regarding the Company’s issue within the PRC corporate bonds in an aggregate principal amount not exceeding RMB10 billion was considered and approved in writing by the Company’s fifth session of the Board of Directors held on 23 August 2007, and was considered and approved at the 2007 Second Extraordinary General Meeting of the Company held on 9 October 2007. The major issuing plan of the first tranche of the Company’s corporate bonds (the “Bonds”, to be issued at an initial issuing amount RMB5 billion with an option of further issuance of an amount not more than RMB1 billion in accordance with market condition) was also considered and approved in writing on 9 October 2007 by the Company’s fifth session of the Board of Directors pursuant to an authorisation conferred to it by the 2007 Second Extraordinary General Meeting of the Company.

The Company’s application for issuing within the PRC corporate bonds in an aggregate principal amount not exceeding RMB10 billion and the issuing of the Bonds were also approved by The China Securities Regulatory Commission on 19 December 2007.

The issue of the Bonds will adopt the combined form of online public issue to social and public investors and offline price consultation for placement to institutional investors. For online subscriptions, transactions will be completed at real time according to the principle of “time priority”. For offline subscriptions, placement of the bonds will be undertaken by the Company and the sponsor (lead underwriter), CITIC Securities Company Limited, based on the book-building results.

To enable investors to know more about the Company’s corporate information, development prospects and the relevant arrangement regarding the Bonds issue, the Company and the sponsor (lead underwriter) will conduct an on-line roadshow for the Bonds issue. Investors are welcome to participate.

1.           Time of roadshow: 24 December 2007 from 3:00 p.m. to 4:30 p.m.

2.           Website for on-line road-show: Zhongzhengwan () (http://www.cs.com.cn)

The Company shall publish a summary of the offering prospectus of the Bonds and the Issuing Announcement on the China Securities Journal, Shanghai Securities News and Securities Times on 20 December 2007. The full version of the offering prospectus of the Bonds and its summary, the Issuing Announcement, the Custodian Management Agreement of the Bonds and the Rules of Meeting for Bondholders will also be uploaded simultaneously on the Shanghai Stock Exchange’s website (http://www.sse.com.cn) and the Company’s website (http://www.hpi.com.cn).

By Order of the Board Huang Jian Company Secretary

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng
(Executive Director)
Huang Yongda
(Non-executive Director)
Na Xizhi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Qian Zhongwei
(Independent Non-executive Director)
Xia Donglin
(Independent Non-executive Director)
Liu Jipeng
(Independent Non-executive Director)
Wu Yusheng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)

Beijing, the PRC
 20 December 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By  /s/ Huang Jian

Name:       Huang Jian

Title:         Company Secretary

Date:    December 20, 2007